02056431

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR AUGUST 30, 2002

PE

Telefónica Móviles, S.A.
(Exact name of Registrant as specified in its charter)

Telefónica Mobile, Inc.
(Translation of Registrant's name into English)

Goya, 24
28001 Madrid, Spain 3491-423-4004
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA MÓVILES, S.A.

TABLE OF CONTENTS

ITEM		Sequential Page Number
1.	Notice of Corporate Action, dated August 29, 2002, regarding the resignations by Mr. Fernando Abril-Martorell as member of the Board of Directors and Mr. Luis Lada Díaz as Executive President of the Companyy	3

NOTICE OF CORPORATE ACTION

TELEFÓNICA MÓVILES, S.A.

Madrid, August, 29, 2002

In compliance with article 82 of Law 24/1988, July 29, of the Securities Market Law and related provisions, and in order to make public a Notice of Corporate Action, we hereby inform you that Board of Directors of TELEFÓNICA MÓVILES, S.A. held on August 29, has proceeded to accept the resignation handed by Mr. Fernando Abril-Martorell as member of the Board of Directors and Mr. Luis Lada Díaz as Executive President of the Company. Mr. Luis Lada Díaz will continue as member of the Board of Directors.

As a result of such resignations, the Board of Directors in accordance to the previous favorable report by the Nominating and Compensation Committee, has elected Mr. Antonio Viana-Baptista by cooptation as new Board member. Additionally, this Board of Directors has decided to appoint such new Board member Mr. Antonio Viana-Baptista as Executive President of the Company.

And in order for it to be registered for the relevant purposes, I submit the following information on the date and in the place mentioned above.

Antonio Hornedo Muguiro
General Counsel of
TELEFÓNICA MÓVILES, S.A.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA MÓVILES, S.A.

By: /s/

Name: LUIS LADA

Title: CHAIRMAN & CEO

Date: August 30, 2002